UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2017 (Report No. 3)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THIS FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-111931, 333-123981, 333-190207, 333-195465, 333-203087, 333-211628    AND 333-215591) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512, 333-189111 AND 333-210448), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On October 17, 2017, Radcom Ltd. (the "Company") announced a proposed public offering of ordinary shares, as more detailed in the press release attached hereto.

In addition, the Company is filing the report on Form 6-K to report that it projects that its long term target range for its non-GAAP gross margin is 75-80% and its long term target range for its non-GAAP operating margin is 20-25%.

This report on Form 6-K also includes the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release, dated October 17, 2017

Risks Regarding Forward-Looking Statements

Certain statements made herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, the statements about the Company's long term target ranges for gross margin and operating margin and statements relating to the proposed public offering constitute forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business reference is made to the Company's reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: October 18, 2017	By:	/s/ Ran Vered
Name: Ran Vered
Title: CFO